Exhibit 12.1

ESSEX PORTFOLIO, L.P. AND SUBSIDIARIES
Schedule of computation of Ratio and Earnings to Fixed Charges and Preferred Unit Distributions
(Dollars in thousands, except ratios)

	Quarter ended September 30		Years ended December 31
	2013		2012		2011		2010		2009		2008
Earnings:
Income before discontinued operations	$63,032		$129,553		$48,868		$49,162		$43,279		$78,625
Gain on sales of real estate	-		-		-		-		(103)		(4,578)
Interest and amortization expense	29,192		111,888		103,168		87,584		86,016		85,063
Total earnings	$92,224		$241,441		$152,036		$136,746		$129,192		$159,110

Fixed charges:
Interest and amortization expense	$29,192		$111,888		$103,168		$87,584		$86,016		$85,063
Capitalized interest	4,572		10,346		8,240		9,486		10,463		10,908
Preferred interest distributions	1,368		5,472		4,753		2,170		4,860		9,241
Preferred unit distributions	-		-		1,650		6,300		6,300		9,909
Total fixed charges and preferred interests and preferred unit distributions	$35,132		$127,706		$117,811		$105,540		$107,639		$115,121

Ratio of earnings to fixed charges (excluding preferred interests and preferred unit distributions)	2.73	X	1.98	X	1.36	X	1.41	X	1.34	X	1.66	X

Ratio of earnings to combined fixed charges and preferred interests and preferred unit distributions	2.63	X	1.89	X	1.29	X	1.30	X	1.20	X	1.38	X